REPUBLIQUE DU SÉNÉGAL

AVENANT N° 1

A LA CONVENTION MINIERE

POUR LA RECHERCHE D'OR ET DE SUBSTANCES CONNEXES
PASSEE EN APPLICATION DE LA LOI N° *2003-36 du 24 /11/2003 PORTANT CODE MINIER*

ENTRE

LE GOUVERNEMENT DE LA REPUBLIQUE DU SÉNÉGAL

ET

LA SOCIETE OROMIN JOINT VENTURE GROUP LTD.

(Périmètre de recherche de Sabodala 230km²)

ENTRE

Le Gouvernement de la République du Sénégal, ci-après dénommé l'Etat, représenté par:

Monsieur Abdoulaye BALDE, Ministre d'Etat, Ministre des Mines, de l'Industrie, de l'Agro-industrie et des PME

D'UNE PART

ET

La Société OROMIN JOINT VENTURE GROUP LTD, ci-après dénommé la Société qui a son siège à, Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands, représentée par :

Monsieur Mustafa AL DARWISH, Président, dûment autorisé,

D'AUTRE PART

Avenant n°1 à la Convention Minière entre le Gouvernement de la République du Sénégal et la société OROMIN Joint-Venture Group Ltd

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PREAMBULE

1. L'État et la Société ont signé une convention minière en date du 17 Février 2005 pour l'exploration d'or et de substances connexes dans le périmètre d'exploration de Sabodala d'une superficie de 230 km².

2. Depuis leur commencement dans le cadre de la Convention Minière, les travaux d'exploration ont permis de déterminer des gisements commercialement viables.

3. Sur la base d'une étude de faisabilité préliminaire et d'une évaluation environnementale stratégique approuvée par les services compétents, la Société a décidé de passer à l'exploitation des gisements découverts et de demander à cette fin l'octroi d'une concession minière.

4. Par décret n° 2010-83 du 26 Janvier 2010, l'Etat a accordé à la Société une concession minière pour or et substances connexes à Golouma d'une superficie de 212.6 km², sous- Préfecture de Sabadola, Région de Kédougou

5. L'État et la Société ont convenu de réviser la Convention Minière du 17 Février 2005 conformément aux dispositions de son article 36.1 par le biais du présent avenant n°1, tenant compte des résultats de l'Etude de Faisabilité réalisée en complément de l'Etude de Faisabilité Préliminaire et de l'Evaluation Environnementale Stratégique.

6. L'État s'engage à prendre les mesures idoines pour faire approuver dans les meilleurs délais le présent avenant.

7. Les parties conviennent que le présent avenant est une modification de la Convention Minière signée le 17 Février 2005 dont elle fait partie intégrante.

Ainsi,

8. Vu le Règlement n° 18.2003/ CM/UEMOA portant adoption du Code minier communautaire de l'UEMOA qui détermine la politique minière du Gouvernement tendant à promouvoir la Recherche et l'Exploitation Minière au Sénégal ;

9. Vu la Loi n°2003-36 du 24 novembre 2003 portant Code Minier ;

10. Vu le Décret n°2004-647 du 17 mai 2004 fixant les modalités d'application de la Loi portant Code Minier ;

11. Vu la Convention Minière en date du 17 Février 2005 signée entre l'État et la Société ;

12. Vu l'arrêté n°000918/MEM/DMG du 4 Mars 2005 portant attribution du permis de recherche minière pour or et substances connexes à la société « Oromin Explorations Ltd. » (périmètre de Sabodala, 230 km²);

Avenant n°1 à la Convention Minière entre le Gouvernement de la République du Sénégal et la société OROMIN Joint-Venture Group Ltd

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13. Vu l'arrêté n° 000599/MEM/DMG du 07 Février 2007, portant transfert et prorogation du permis de recherche minière pour or et substances connexes à « OROMIN Joint Venture Group Ltd. » (périmètre de Sabodala, 230 km^2);

14. Vu l'arrêté n° 11077/MMI/PME/DMG du 31 Décembre 2008, prorogeant de nouveau un permis d'exploration minière pour or et autres substances connexes, et réduisant la superficie du permis d'exploration minière prolongé (périmètre de Sabodala, 212.6 km^2);

15. Vu le Décret 2010-83 du 26 Janvier 2010, accordant à la société Oromin Joint Venture Group une concession minière pour or et substances connexes à Golouma, Sous Préfecture de Sabodala, Région de Kédougou.

Les parties sont convenues des dispositions suivantes :

ARTICLE 1 : Objet de l'avenant

1.1   Le présent avenant consacre le passage à l'exploitation dans le cadre d'une Concession Minière.

Il a pour objet de réviser la Convention Minière signée le 17 Février 2005 entre l'État et la Société afin de tenir compte des données de l'Étude de Faisabilité et de l'Evaluation Environnementale Stratégique.

1.2   Le présent avenant consiste à supprimer, remplacer, actualiser ou compléter un certain nombre d'articles de la Convention Minière en vue de définir ou de préciser les relations entre l'État et la Société pour toute la durée des opérations minières exercées au titre de la Concession Minière.

ARTICLE 2 : Société d'Exploitation

2.1   La Société et l'État créeront une société d'exploitation conformément aux dispositions de l'article 18 de la Convention Minière, laquelle sera dénommée Société des Mines de Golouma (SOMIGOL).

2.2   Dès la création de SOMIGOL, la Société lui cèdera les droits, responsabilités, obligations, garanties et charges qu'elle détient à cette date aux termes de la Convention Minière du 17 Février 2005.

ARTICLE 3: Dénomination du périmètre de la Concession Minière

Le périmètre de la Concession Minière précédemment dénommé « périmètre de Sabodala » est dorénavant dénommé « périmètre de Golouma ».

Avenant n°1 à la Convention Minière entre le Gouvernement de la République du Sénégal et la société OROMIN Joint-Venture Group Ltd

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ARTICLE 4: Titre de la Convention Minière

La page titre de la Convention minière est remplacée par :

CONVENTION MINIERE

POUR LA RECHERCHE ET L'EXPLOITATION D'OR ET DE SUBSTANCES CONNEXES PASSEE EN APPLICATION DE LA LOI N° *2003-36 du 24 /11/2003 PORTANT CODE MINIER*

ENTRE

LE GOUVERNEMENT DE LA REPUBLIQUE DU SÉNÉGAL

ET

LA SOCIETE OROMIN JOINT VENTURE GROUP LTD.

(Concession Minière de Golouma 212.6km²)

ARTICLE 5 Annexes

Les annexes visées à l'article 3.3 de la Convention Minière et considérées comme partie intégrante de celle-ci, sont complétées comme suit :

Annexe G :   Limites et coordonnées de la concession minière ;
Annexe H :   Principaux résultats de l'Etude de Faisabilité ;
Annexe I :   Plan de développement de la mine
Annexe J :   Principaux résultats de l'Evaluation Environnementale Stratégique
Annexe K :   Statuts de la société d'exploitation SOMIGOL.
Annexe L :   Convention de Prêt d'Actionnaires

ARTICLE 6: Remboursement des coûts historiques

L'article 23.1 de la Convention Minière est supprimé et remplacé par les dispositions suivantes :

« La Société reconnaît le montant des coûts historiques dans le périmètre de recherche fixé par l'Etat à 207.800.000 FCFA. La Société confirme avoir déjà remboursé 20 % de cette somme le 25 octobre 2006. La Société s'engage à rembourser en un seul versement le reliquat de 80% et les intérêts dus au titre des dispositions de l'article 23.2, dans un délai de trois (03) mois à compter de la date de signature du présent avenant à la convention minière ».

Avenant n°1 à la Convention Minière entre le Gouvernement de la République du Sénégal et la société OROMIN Joint-Venture Group Ltd

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ARTICLE 7: Redevance minière

L'article 23.3 de la Convention Minière est supprimé et remplacé par les dispositions suivantes:

« Conformément à l'article 57 du Code Minier, le titulaire de la concession minière payera annuellement à l'Etat une redevance minière de trois pour cent (3%) calculée sur la base de la valeur carreau mine de la production d'or issue de l'exploitation des gisements de la concession de Golouma, le prix de référence étant la cotation de l'or au fixing de Londres à la date de livraison au client».

ARTICLE 8: Programme social minier

L'article 23.4 de la Convention Minière est supprimé et remplacé par les dispositions suivantes :

« La Société s'engage à investir un montant de quatre cent cinquante mille dollars américains (450,000 $US) par an pour le compte du développement social des collectivités locales de la région de Kédougou qui abrite le projet à compter de la date délivrance de la concession minière et jusqu'à la date démarrage de la production commerciale. Ce montant sera porté à huit cent mille dollars américains (800.000 $US) par an à compter de la date de démarrage de la production commerciale d'or et pendant toute la durée de vie de la mine».

ARTICLE 9: Congé fiscal

9.1   L'article 28.2 est supprimé, et remplacé par les dispositions suivantes :

« Pendant une période huit (8) ans à compter de la date de délivrance de la concession minière et sous réserves des dispositions de l'article 29 de la Convention minière, le titulaire de la concession minière bénéficie d'un régime d'exonération totale d'impôt, et de taxes de toute nature, notamment :

- exonération des taxes sur la valeur ajoutée de biens et services acquis auprès des fournisseurs locaux ou des prestataires domiciliés hors du Sénégal ;

- exonération des droits et taxes de sortie ;

- exonération de l'impôt minimum forfaitaire ;

- exonération des patentes et contributions foncières des propriétés bâties et non bâties à l'exception des immeubles à usage d'habitation ;

- exonération de la contribution forfaitaire à la charge de l'employeur ;

- exonération des droits et taxes frappant les actes constatant la constitution de sociétés et les augmentations de capital. »

Avenant n°1 à la Convention Minière entre le Gouvernement de la République du Sénégal et la société OROMIN Joint-Venture Group Ltd

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9.2 L'article 29.2 de la Convention Minière est supprimé, et remplacé par les dispositions suivantes:

« Toutefois, le titulaire de la concession minière bénéficie, pendant une période huit (8) ans à compter de la date de délivrance de la concession minière, de l'exonération de l'impôt sur les sociétés. »

9.3. L'article 29.3 est supprimé.

<u>ARTICLE 10</u>: Contribution à l'Appui Institutionnel

Le 4ème tiret de l'article 34.4 est supprimé et remplacé par les dispositions suivantes :

« - Contribuer à hauteur de cent cinquante mille dollars américains (150.000 $US) par an, à compter de la date de délivrance de la concession minière et jusqu'à la fin de l'exploitation minière, à la formation et au perfectionnement des personnels de l'Administration des Mines et de la Géologie, à la promotion minière et à l'appui logistique aux services techniques du Ministère chargé des Mines ; cet appui institutionnel fera l'objet d'un protocole d'accord entre la Société et le Ministère chargé des Mines ; »

<u>ARTICLE 11 :</u> Maintien des autres clauses de la Convention Minière

A l'exception des modifications prévues dans le présent Avenant, toutes les autres clauses de la convention minière sont maintenues et restent en vigueur entre les parties dans les mêmes termes autant qu'elles sont compatibles avec l'octroi à la Société d'une concession minière par le Décret n° 2010/83 du 26 Janvier 2010.

En foi de quoi, les parties ont signé le présent Avenant à Dakar le 28 MARS 2011 ....2011.

Pour le Gouvernement de la République du Sénégal	Pour la société OROMIN JOINT VENTURE GROUP LTD.
Ministère des Mines, de l'Industrie, de l'Agro Industrie et des PME — Le Ministre d'Etat	
Monsieur Abdoulaye BALDE **Ministre d'Etat, Ministre chargé des Mines**	**Monsieur Mustafa AL DARWISH** **Président**

Avenant n°1 à la Convention Minière entre le Gouvernement de la République du Sénégal et la société OROMIN Joint-Venture Group Ltd

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